Exhibit 99.1

Management’s Discussion and Analysis

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in Exhibit 99.2 of this Form 6-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. Our actual results could differ materially from those discussed in the forward-looking statements due to certain factors, including, without limitation, the risks set forth under the caption “Risk Factors” in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on April 10, 2025, which are incorporated herein by reference as well as those business risks and factors described elsewhere in this report and in our other filings with the SEC. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

A. Operating Results

Overview

Our Business

We generated revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services. Our services are conducted primarily through Beijing Huanqiuyimeng Education Consultation Corp., or Huanqiuyimeng, and its subsidiaries.

Our net revenues were RMB167.1 million and RMB179.0 million ($25.1 million) in the nine-month period ended September 30, 2024 and 2025, respectively. We had net loss of RMB49.4 million and RMB21.7 million ($3.1 million) in the nine-month period ended September 30, 2024 and 2025, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented herein are:

●	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
●	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
●	our capability to develop and create content that can accommodate needs of potential students, in the classroom, online and in hybrid settings;
●	our ability to provide effective creative arts-related international education services and control sales and marketing expenses;
●	recognition in the marketplace for services we deliver and branding we have established; and
●	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

●	our share-based compensation;
●	the impacts of PRC tax policies, including certain preferential tax rates;
●	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
●	the impacts of strategic investments and acquisitions;

●	our ability to maintain similar margins, locate students, etc.;
●	the impact of political tensions between the United States and China;
●	the impact of international tensions and conflicts generally; and
●	the impact of public health epidemic or pandemic or natural disasters.

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services in the nine-month period ended September 30, 2024 and 2025. Our net revenues are presented net of PRC VAT. The following table sets forth our net revenues from our continuing operations for the periods presented.

	For the nine-month period ended
	September 30,
	2024	2025
	RMB	RMB	US$

	(in thousand)
Net Revenues
Portfolio training services	125,041	125,934	17,690
Research-based learning services	12,555	17,218	2,419
Overseas study counselling services	20,389	25,182	3,537
Other educational services	9,159	10,651	1,496
Total net revenues	167,145	178,986	25,142

Portfolio Training Services

We derive portfolio training services revenues primarily from fees charged to our students, mainly high school and undergraduate students, in the form of delivering training programs. Our portfolio training programs consist of time- based programs and project-based programs. Students who elect the time-based programs enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students. In association with and as an extension to our portfolio training services, we also provide undergraduate foundation course programs which are recognized by certain overseas art universities or colleges for students who need to take foundation courses before formal admission to such overseas universities or colleges.

The most significant factors that affect our revenues from portfolio training services include the amount of credit hours for portfolio training we deliver to our students, the number of individual students who enroll in our portfolio training services and the unit price level that we charge our students.

Research-based Learning Services

We derive research-based learning services revenues primarily from research-based learning services fees charged to our students, who mainly consist of our portfolio training students and other students interested in educational travels and research-based learning projects. Our research-based learning services primarily include academic educational learning, workshop programs and themed educational travel services. Currently, research-based learning services are conducted mainly in summer with a lesser amount in winter and the other seasons during the year.

The most significant factors that affect our revenues from research-based learning services include the number of individual students who enroll in our research-based learning services, the volume of services rendered and the unit price level that we charge our students.

Overseas Study Counselling Services

We derive overseas study counselling services revenues primarily from overseas study counselling services fees charged to students who intend to pursue overseas art and creativity education through providing relevant consulting services in the following aspects: timetable customization, university and program selection, paperwork writing, interview simulation and enrollment documents preparation, etc.

The most significant factors that affect our revenues from overseas study counselling services include the number of individual students who enroll in our counselling services, the unit price level that we charge our students and measurement of progress for services delivered during the reporting period.

Other Educational Services

We derived our other educational services revenues primarily from services provided to students for in-school classes, junior art education, and certain other education related services. In-school classes are designed to partner with international schools to provide professional art courses in the in-school art-related classes. Junior art education services are designed to provide art-related tutoring courses for junior students from ages three to 12. We disposed of all of the junior art education business in October 2024 to focus on growing our core art-related international education services business.

The most significant factors that affect our other educational services revenues include the unit price level of the various other educational services that we charge our customers, the amount of credit hours we deliver to our customers and the measurement of progress for various services delivered during reporting periods.

Seasonality

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters. This is primarily because fewer students take classes in January and February due to spring festival holidays in China and because some students complete their application for overseas art programs in December of the previous year. We expect quarterly fluctuations in our revenues and results of operations to continue.

Cost of Revenues

Our cost of revenues consists primarily of payroll and compensation to our teachers, salary and compensation to other operational staffs, rental cost of our training centers and offices, cost of teaching materials and outsourcing services costs, all of which are directly attributable to the rendering of various services. The following table shows our cost of revenues and gross profit from our continuing operations for the periods presented:

	For the nine-month period ended September 30,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net Revenues	167,145	100.0%	178,986	25,142	100.0%
Cost of Revenues	89,544	53.6%	98,916	13,895	55.3%
Gross Profit	77,601	46.4%	80,069	11,247	44.7%

Cost of revenues primarily consists of (1) teaching fees, payroll and compensation to teaching support staff and administrative staff from training centers, performance-linked bonuses paid to teachers and rental payments for training centers as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and other services.

Factors Affecting Gross Margin

Our gross margin is primarily affected by unit price and the number of credit hours delivered for our portfolio training and other educational services, pricing and volume of our other services rendered mainly for the research- based learning and overseas art study counselling services, payroll and compensation to our teachers, salary and compensation to other operational staffs, costs paid to service providers, the rental costs of our training centers and offices, as well as costs of teaching materials and teaching supporting fees.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses and research and development expenses.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, traveling expenses, administration and share-based compensation expenses for our administrative, management and finance personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits and share-based compensation expenses for our sales and marketing personnel, as well as other expenses including meeting and conference expenses, advertising and promotional expenses, commissions for sales channels, online channel platform expenses, traveling and entertainment expenses and other sales and marketing expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits for our research and development personnel, outsourcing services costs and other costs relating to the design, development, testing and enhancement of the technology systems in support for the rendering of our products and services. Research and development costs are expensed as incurred. Research and development cost incurred over software developed was primarily for internal use.

Investment incomes

For equity method investments, we recognize an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

For other equity investments without a readily determinable fair value, we make a qualitative assessment considering the impairment indicators to evaluate whether an equity investment without a readily determinable fair value is impaired at each reporting period, and write it down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

Other Operating Income, Net

We recorded nil rental income for the nine-month period ended September 30, 2024 and 2025.

Results of Operations

The following table and period to period comparison and discussion set forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Nine-month Period
	Ended September 30,
	2024		2025
		% of net			% of net
(In thousands, except for percentages)	RMB	revenues	RMB	USD	revenues
Net revenues	167,145	100.0%	178,986	25,142	100.0%
Cost of revenues	89,544	53.6%	98,916	13,895	55.3%
Gross profit	77,601	46.4%	80,069	11,247	44.7%
Operating expenses:
Research and development	2,924	1.7%	2,359	331	1.3%
Sales and marketing	72,387	43.3%	62,574	8,790	35.0%
General and administrative	62,415	37.3%	60,131	8,447	33.6%
Provision for loan receivable and other receivables	—	—	(3,782)	(531)	(2.1)%
Total operating expenses	137,726	82.4%	121,283	17,036	67.8%
Other operating income, net	87	0.1%	119	17	0.1%
Loss from operations	(60,038)	(35.9)%	(41,095)	(5,773)	(23.0)%
Gain on disposal of PPE	18	—%
Investments income	—	—	11,933	1,676	6.7%
Interest income, net of interest expenses Foreign currency exchange gains (losses),net	868	0.5%	189	27	0.1%
Foreign currency exchange losses, net	(8)	—%	(18)	(2)	—%
Loss before income taxes	(59,161)	(35.4)%	(28,990)	(4,072)	(16.2)%
Income tax benefit	(9,824)	(5.9)%	(7,247)	(1,018)	(4.0)%
Net loss	(49,337)	(29.5)%	(21,744)	(3,054)	(12.1)%
Net loss attributable to ATA Creativity Global	(49,337)	(29.5)%	(21,744)	(3,054)	(12.1)%

	Nine-month Period Ended
	September 30,
	2024	2025
	RMB	RMB
Basic and diluted loss per common share	(0.78)	(0.34)

Nine-month Period Ended September 30, 2025 Compared to Nine-month Period Ended September 30, 2024

Net Revenues

Our total net revenues increased by RMB11.9 million, or 7.1%, to RMB179.0 million ($25.1 million) in the nine-month period ended September 30, 2025 from RMB167.1 million in the nine-month period ended September 30, 2024. This was primarily due to increased revenue contributions from overseas study counselling services and research-based learning services, and other educational services.

Cost of revenues

Our cost of revenues increased by RMB9.4 million, or 10.5%, to RMB98.9 million ($13.9 million) in the nine-month period ended September 30, 2025 from RMB89.5 million in the nine-month period ended September 30, 2024, primarily due to an increase in teaching costs and outsourcing costs mainly attributable to research-based learning services.

Gross Profit

Our gross profit increased by RMB2.5 million, or 3.2%, to RMB80.1 million ($11.2 million) in the nine-month period ended September 30, 2025 from RMB77.6 million in the nine-month period ended September 30, 2024.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB2.3 million, or 3.7%, to RMB60.1 million ($8.4 million) in the nine-month period ended September 30, 2025 from RMB62.4 million in the nine-month period ended September 30, 2024, mainly as a result of accounting impact of purchase price allocation from a previously completed acquisition.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by RMB9.8 million, or 13.6%, to RMB62.6 million ($8.8 million) in the nine-month period ended September 30, 2025 from RMB72.4 million in the nine-month period ended September 30, 2024, primarily driven by lower headcount in sales personnel and decreased sales incentives.

Research and Development Expenses. Our research and development expenses decreased by RMB0.6million, or 19.3%, to RMB2.4 million ($0.3 million) in the nine-month period ended September 30, 2025 from RMB2.9 million in the nine-month period ended September 30, 2024, primarily due to the decrease in system development fee, which development was completed in the second quarter of 2024.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses, remained RMB0.19 million ($0.03million) in the nine-month period ended September 30, 2025, compared to RMB0.87 million in the nine-month period ended September 30, 2024.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange loss of RMB17,670 ($2,482) in the nine-month period ended September 30, 2025, compared to a net loss of RMB7,668 in the nine-month period ended September 30, 2024.

Income Tax Benefit

Income tax benefit decreased by RMB2.6 million, or 26.2%, to RMB7.2 million ($1.0 million) in the nine-month period ended September 30, 2025 from RMB9.8 million in the nine-month period ended September 30, 2024, primarily due to the decrease in valuation allowance and the reduction of entities not subject to income tax. The effective income tax rate was 25% in the nine-month period ended September 30, 2025 compared to 15% in the nine-month period ended September 30, 2024.

Net Loss

As a result of the above factors, we had a net loss of RMB21.7 million ($3.1 million) in the nine-month period ended September 30, 2025, compared to a net loss of RMB49.4 million in the nine-month period ended September 30, 2024.

We had basic and diluted loss per common share of RMB0.34 ($0.05) in the nine-month period ended September 30, 2025, compared to basic and diluted loss per common share of RMB0.78 in the nine-month period ended September 30, 2024.

B. Liquidity and Capital Resources

Cash Flows for the Nine-month Period Ended September 30,2025 and Nine-month Period Ended September 30, 2024

Our working capital and capital expenditure were primarily from cash generated from operating activities.

As of September 30, 2025, we had RMB96.8 million ($13.6 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our working capital requirements for at least the next 12 months from the date of this filing. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts-related international education services may cause material fluctuations in our cash generated from operations. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the nine-month period ended September 30,2024 and 2025:

	Nine-month Period Ended September 30
	2024	2025
	RMB	RMB	USD

	(In thousands)
Net cash used in operating activities	(3,767)	(19,771)	(2,777)
Net cash provided by (used in) investing activities	(18,824)	47,539	6,677
Net cash provided by financing activities	1,877	32,403	4,551
Effect of foreign exchange rate changes on cash	(62)	112	15
Net (decrease) increase in cash	(20,776)	60,283	8,467
Cash and cash equivalents at beginning of the year	60,167	36,524	5,130
Cash and cash equivalents at end of the year	39,391	96,807	13,598

Operating Activities

Net cash used in operating activities was RMB19.8 million ($2.8 million) in the nine-month period ended September 30, 2025, mainly attributable to cash collection from sales of RMB130.7 million, partially offset by cash paid for payroll and compensation expenses of RMB129.1 million and cash paid for other cost and operating expenses of RMB21.4 million.

Net cash used in operating activities was RMB3.8 million ($0.5 million) in the nine-month period ended September 30, 2024, mainly attributable to cash collection from sales of RMB221.88 million, partially offset by cash paid for payroll and compensation expenses of RMB130.70 million and cash paid for other cost and operating expenses of RMB140.48 million.

Investing Activities

Net cash provided by investing activities in the nine-month period ended September 30, 2025 of RMB47.5 million ($6.7 million) was primarily attributable to proceeds from disposal of affiliates and partial business.

Net cash used in investing activities in the nine-month period ended September 30,2024 of RMB18.8 million ($2.8 million) was primarily attributable to cash paid for property and equipment.

Financing Activities

Net cash provided by financing activities in the nine-month period ended September 30, 2025 of RMB32.4 million ($4.6 million) was primarily attributable to cash received from short-term loan

Net cash used in financing activities in the nine-month period ended September 30, 2024 of RMB1.9 million ($0.27 million) was primarily attributable to ash paid for repurchase of common shares.

Indebtedness

In November 2024, we mortgaged the 16th floor of Gongyuan Real Estate Property to Shanghai Pudong Development Bank Co., Ltd. Beijing Branch for a general credit line of RMB17.0 million. On September 25, 2025, we mortgaged the 8th floor of Gongyuan Real Estate Property to Huaxia Bank Co., LTD. Beijing Shili Pu Branch. to apply for a loan with a general credit line of RMB17.0 million, and repaid the outstanding loan to Shanghai Pudong Development Bank Co., Ltd. Beijing Branch in full. As of September 30, 2025, we have drawn down RMB16.03 million of the aforementioned credit line. As of September 30, 2025, other than the foregoing mortgage, we do not have any outstanding debt securities, contingent liabilities, other mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	Nine-month Period Ended September 30
	2024	2025
	RMB	RMB	USD

	(In thousands)
Capital Expenditures	18,581	2,408	338

Historically, our capital expenditures have been made primarily for leasehold improvements, computers and office equipment.

Contractual Obligations

Our contractual obligations comprise operating lease commitments and other commitments. The following table sets forth our contractual obligations as of September 30, 2025:

Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(In thousands of RMB)
Operating Lease Obligations (1)	36,794	4,613	26,702	5,479	—

(1)	Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date hereof through June 2029 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

Off-Balance Sheet Arrangements

In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng shall invest RMB110.0 million in cash representing 55% equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to RMB30.0 million, representing 15% equity interests of the new company, while ATA Learning (Beijing) Inc., a company controlled by Xiaofeng Ma, our Chairman and CEO, shall invest RMB80.0 million as a new investor, representing 40% equity interests in the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031.  In October 2024, Huanqiuyimeng transferred its 15% equity interests in the new company to a third party, upon which, Huanqiuyimeng may still have supplementary liability for the remaining investment commitment if the transferee fails to make the capital contribution before the due date, which is June 2032.

In March 2025, Huanqiuyimeng invested in another new company, pursuant to which Huanqiuyimeng shall invest RMB0.3 million in cash representing 30% equity interests of the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB0.3 million is due in March 2030.

Other than as described above, we do not currently have, and do not expect in the future to have, any other off- balance sheet arrangements or commitments.  In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 10 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amount of our assets and liabilities, and disclose contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amount of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:

●	our critical accounting policies discussed below;
●	the related judgments made by us and other uncertainties affecting the application of these policies; and
●	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions;

Goodwill

Goodwill is not amortized, but tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level.  When performing the annual impairment test, the Company has the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. If such a conclusion is reached, the Company would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method.

Our goodwill of RMB196,289,492 ($27,572,621 ) as of September 30, 2025 was related to the overseas art study services reporting unit and other educational services reporting unit. For the periods presented, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The fair value of the above two reporting units were based on the estimated price a willing buyer would pay and were determined using an income approach with future cash flow estimates supported by estimated revenue growth rates, operating margins, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes a company-specific risk premium. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance, unexpected changes in future economic and market conditions, as well as regulatory requirements. As of September 30, 2025, the estimated fair value of overseas art study services reporting unit is RMB157.2 million, which exceeds its carrying value of RMB27.8 million, and the estimated fair value of the other educational services reporting unit is RMB17.9 million, which exceeds its carrying value of RMB7.6 million. The discounted cash flows were projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 19.0% and a terminal growth rate at 3.0%. We did not record any impairment loss for the nine-month period ended September 30, 2025, as the fair value of the reporting unit is in excess of its carrying value.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

Revenue Recognition

We generated revenue primarily from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services through our training center network mainly in China.

In accordance with ASC 606, Revenue from Contracts with Customers, revenues were recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value-added taxes).

Under ASC 606, we are also required to estimate variable consideration, the determination of stand-alone selling prices (“SSP”) of performance obligations, and measurement of progress towards completion in revenue recognition.

In making the estimate of variable consideration, we apply judgments which are inherently subjective.  This includes the assessment of the final outcome of the performance targets and our historical experience and performance. The amount of estimated variable consideration included in the transaction price is limited only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable condition is subsequently resolved. We review these estimates on a regular basis. Any changes in these factors which affect the estimated variable consideration and revenue recognized are applied prospectively.

The contracts with customers also include promises to transfer multiple services.  Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.  For contracts with variable consideration, we determine that variable consideration is allocated according to the method as described above, because variable consideration is attributable to all of the performance obligations in a contract.

For each performance obligation satisfied over time, revenues were recognized over time by measuring the progress toward complete satisfaction of that performance obligation, including:

●	Portfolio training services. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contracts with the students. Under project-based programs, the number of hours of trainings required to complete a project is not pre-determined and varies depending on the background and requirements of individual students. We reassess the total hours of training pursuant to each contract of project-based program with individual students on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.
●	Research-based learning services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which we expect to be entitled in exchange for those services.
●	Overseas study counselling services. Revenue is recognized over the service period on the basis of costs incurred to date to the total estimated costs.
●	Other educational services. Revenue is recognized proportionately when the services are delivered.
●	Other services. Revenue is recognized based on the nature of the services.

Business Combination

Business combinations are recorded using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Long-term Investments

In accordance with ASC 321 Investment- Equity Security, we have elected to apply the measurement alternative to measure the equity investments that do not have readily determinable fair values at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. We consider information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

We make a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value are impaired at each reporting period, and write down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity security without a readily determinable fair value is impaired, we include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements.” This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements, and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024.  Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.